[Haven Bancorp Logo]                     Filed by Haven Bancorp, Inc. pusuant to
                                         Rule 425 promulgated under the
                                         Securities Act of 1933, as amended,
                                         and deemed filed pursuant to Rule 14a-
                                         12 of the Securities Exchange Act of
                                         1934, as amended

                                         Subject Company:  Queens County
                                         Bancorp, Inc.

                                         Registration No. 333-42980

FOR IMMEDIATE RELEASE: October 19, 2000

CONTACTS: Catherine Califano, S.V.P. /C.F.O., Haven Bancorp
          Tel. (516) 683-4483
          Annette Esposito, F.V.P./Communications Director, Haven Bancorp Tel. (516) 683-4231


                   HAVEN BANCORP REPORTS THIRD QUARTER RESULTS

         Westbury, NY--Haven Bancorp, Inc. (Nasdaq: HAVN), the holding company for CFS Bank, today reported net income of $7.0 million, or $0.77 per basic common share ($0.73 per share, diluted) for the third quarter of 2000, compared to $3.0 million, or $0.34 per basic common share ($0.32 per share, diluted) in the third quarter of 1999. Net income for the nine months ended September 30, 2000, was $14.2 million, or $1.58 per basic common share ($1.51 per share, diluted), compared to $8.9 million, or $1.02 per basic common share ($0.97 per share, diluted) for the first nine months of 1999. Net income for the nine months ended September 30, 2000, excluding pre-tax restructuring charges, net of recoveries, totaling $6.9 million taken in the first quarter of 2000, would have been $18.5 million, or $2.07 per basic common share ($1.97 per share, diluted).

         Philip S. Messina, Chairman and Chief Executive Officer, stated, "We are pleased to report a 138% increase in net income from the third quarter of 1999. This outcome was due to the continued growth in the revenues from our supermarket branches and the savings realized from the restructuring of our mortgage operations, the reduction of our workforce and the elimination of certain other discretionary expenses which began in the first quarter of 2000. We have experienced two solid and consistent quarters since we restructured certain of our operations in the first quarter of this year."

         "Earnings per share were $0.73 per share, diluted, in the third quarter of 2000 compared to $0.76 per share, diluted, in the second quarter of 2000. The third quarter was impacted by an increase in our ESOP compensation expense due to a 47% increase in Haven's average stock price during the quarter. In addition, weighted average shares outstanding increased by approximately 225,000 shares due to option exercises during the quarter."

         "We look forward to our strategic partnership with Queens County Bancorp, Inc. A special meeting of Haven stockholders will be held on November 20, 2000 to approve and adopt the Agreement and Plan of Merger with Queens County. We are confident that the merger of Haven Bancorp with Queens County offers the greatest value to our shareholders," concluded Messina.

         As of September 30, 2000, the Bank had 62 supermarket branches with total deposits of $929.3 million, an increase of $21.0 million, or 2.3%, from $908.3 million at June 30, 2000. Core deposits equaled 46.0% of total supermarket branch deposits, compared to a ratio of 44.2% in traditional branches. The total number of core deposit accounts in the supermarket branches was approximately 193,000 as of September 30, 2000, compared to 182,000 as of September 30, 1999. Non-interest income from supermarket branches totaled $5.7 million in the third quarter of 2000 compared to $5.4 million in the second quarter of 2000. Non-interest expense from supermarket branches, including allocated overhead, has remained stable at $9.1 million in the third and second quarters of 2000. For the first nine months of 2000, non-interest income from supermarket branches totaled $15.8 million and non-interest expense from supermarket branches, including allocated overhead, totaled $27.4 million for the period.

         Net interest income for the third quarter of 2000 was $19.0 million, a 2.5% increase over net interest income of $18.6 million in the third quarter of 1999. The net interest margin in the third quarter of 2000 remained at 2.68% compared to the third quarter of 1999. For the first nine months of 2000, net interest income totaled $58.4 million, a 10.9% increase over the $52.7 million recorded in the first nine months of 1999. The net interest margin for the first nine months of 2000 was 2.74% compared to 2.78% for the first nine months of 1999.

         Commercial and multi-family real estate loan originations for our portfolio totaled $110.2 million in the third quarter of 2000, compared to $59.2 million originated in the third quarter of 1999. Commercial and multi-family real estate loan originations for our portfolio totaled $193.1 million in the first nine months of 2000, compared to $142.6 million originated in the first nine months of 1999. During the third quarter of 2000, the Bank purchased $77.1 million in multi-family loans from Queens County Savings Bank. Commercial and multi-family real estate loan originations include $41.1 million of construction and land loans originated in the first nine months of 2000, compared to $2.1 million for the first nine months of 1999.

         Residential real estate loan originations and purchases for our portfolio totaled $13.1 million in the third quarter of 2000, compared to $203.3 million originated and purchased for portfolio in the third quarter of 1999. In addition, $1.1 million of residential loans were originated or purchased for sale in the secondary market during the third quarter of 2000 compared to $153.3 million in the third quarter of 1999. The decrease in loan originations and purchases for portfolio and for sale in the secondary market was due to the wind down of the residential mortgage origination operations which began in the second quarter of 2000. Residential real estate originations and purchases for our portfolio totaled $72.3 million in the first nine months of 2000 compared to $481.5 million for the comparable period in 1999. In addition, $131.9 million of residential loans were originated or purchased for sale in the secondary market during the first nine months of 2000 compared to $462.3 million in the comparable period in 1999.

         The provision for loan losses in the third quarter of 2000 was $0.6 million compared to $1.0 million in third quarter of 1999. The decrease in the provision was due to the decrease in the growth of the residential loan portfolio and the decrease in non-performing loans. The allowance for loan losses was $17.6 million, or 0.93% of loans, at September 30, 2000 compared to $16.7 million, or 0.92% of loans, at December 31, 1999. For the first nine months of 2000, the provision for loan losses totaled $1.7 million compared to $2.6 million for the first nine months of 1999. Non-performing assets at September 30, 2000 totaled $7.4 million, or 0.25% of total assets. Non-performing loans, comprised of non-accrual and restructured loans, were $6.8 million and real estate owned, net, was $0.6 million at September 30, 2000. At September 30, 1999, non-performing assets totaled $8.7 million, or 0.30% of total assets; non-performing loans totaled $8.2 million and real estate owned, net, equaled $0.5 million.

         In the third quarter of 2000, non-interest income, excluding net gains on sales of interest-earning assets, increased to $8.8 million, or 17.9%, from $7.5 million in the third quarter of 1999. The growth in non-interest income reflects the impact of the continued maturation of our supermarket banking program. Retail banking fees increased 32.2% in the 2000 third quarter to $5.9 million from $4.5 million in the 1999 third quarter. Insurance, annuity and mutual fund fees for the third quarter of 2000 increased 6.9% to $2.4 million from $2.2 million in the 1999 third quarter. Mortgage banking income was $0.1 million in the third quarters of 2000 and 1999, respectively. For the first nine months of 2000, non-interest income, excluding net gains on sales of interest-earning assets was $26.0 million, an increase of 14.3% over $22.8 million in the first nine months of 1999. The growth in non-interest income reflects the impact of the continued maturation of our supermarket banking program, which was offset by a decrease in mortgage banking income.

         Non-interest expense decreased by $4.5 million, or 22.0% to $15.8 million in the third quarter of 2000 compared to $20.3 million for the 1999 third quarter and $17.2 million for the second quarter of 2000. The decrease was due to the restructuring of the residential mortgage division, the reduction of the Company's workforce and the elimination of certain discretionary expenses. For the first nine months of 2000, non-interest expense was $53.5 million, excluding net restructuring charges, a decrease of 11.2% from $60.2 million in the same period of 1999.

         At September 30, 2000, Haven had total assets of $2.96 billion. Stockholders' equity was $123.6 million, or $13.23 book value per share, compared to $105.6 million, or $11.73 book value per share at December 31, 1999. This increase was primarily due to net income of $14.2 million for the nine-month period ended September 30, 2000. CFS Bank's tangible, core and risk-based capital ratios at September 30, 2000, were 6.30%, 6.30% and 13.17%, respectively. These ratios exceeded the minimum regulatory requirements of 2.00%, 4.00% and 8.00%, respectively. The Bank is considered "well capitalized" by regulatory standards.

         Headquartered in Westbury, New York, Haven Bancorp, Inc. is the holding company for CFS Bank, a community-oriented institution offering deposit products, residential and commercial real estate loans and a full range of financial services including discount brokerage, mutual funds, annuities and insurance products through eight full-service banking offices and 62 supermarket branches located in New York City, Nassau, Suffolk, Rockland and Westchester Counties, New Jersey and Connecticut. Haven provides auto, homeowners and business lines of insurance through its subsidiary, CFS Insurance Agency, Inc. The Bank's deposits are insured by the FDIC.

HAVEN BANCORP, INC. AND QUEENS COUNTY BANCORP, INC. FILED A JOINT PROXY STATEMENT/PROSPECTUS DATED OCTOBER 13, 2000 AND OTHER RELEVANT DOCUMENTS CONCERNING THE MERGER OF THE TWO COMPANIES WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

INVESTORS ARE ABLE TO OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE (WWW.SEC.GOV). IN ADDITION, DOCUMENTS FILED WITH THE SEC BY HAVEN BANCORP ARE AVAILABLE FREE OF CHARGE FROM HAVEN BANCORP, 615 MERRICK AVENUE, WESTBURY, NEW YORK 11590. DOCUMENTS FILED WITH THE SEC BY QUEENS COUNTY BANCORP ARE AVAILABLE WITHOUT CHARGE FROM THE VICE PRESIDENT, INVESTOR RELATIONS, QUEENS COUNTY BANCORP, 38-25 MAIN STREET, FLUSHING, NEW YORK 11354.

THE DIRECTORS, EXECUTIVE OFFICERS, AND CERTAIN OTHER MEMBERS OF MANAGEMENT OF HAVEN BANCORP AND QUEENS COUNTY BANCORP MAY BE SOLICITING PROXIES IN FAVOR OF THE MERGER FROM THE COMPANIES' RESPECTIVE SHAREHOLDERS. FOR INFORMATION ABOUT THESE DIRECTORS, EXECUTIVE OFFICERS, AND MEMBERS OF MANAGEMENT, SHAREHOLDERS ARE ASKED TO REFER TO THE MOST RECENT PROXY STATEMENTS ISSUED BY THE RESPECTIVE COMPANIES, WHICH ARE AVAILABLE AT THE ADDRESSES PROVIDED IN THE PRECEDING PARAGRAPH.

SAFE HARBOR PROVISIONS OF THE PRIVATE LITIGATION REFORM ACT OF 1995

STATEMENTS MADE HEREIN THAT ARE FORWARD-LOOKING IN NATURE WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THOSE RELATED TO OVERALL BUSINESS CONDITIONS, PARTICULARLY IN THE CONSUMER FINANCIAL SERVICES, MORTGAGE AND INSURANCE MARKETS IN WHICH HAVEN OPERATES, FISCAL AND MONETARY POLICY, COMPETITIVE PRODUCTS AND PRICING, CREDIT RISK MANAGEMENT, CHANGES IN REGULATIONS AFFECTING FINANCIAL INSTITUTIONS AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN HAVEN'S SEC FILINGS, INCLUDING ITS 1999 FORM 10-K, AS AMENDED. HAVEN DISCLAIMS ANY OBLIGATION TO PUBLICLY ANNOUNCE FUTURE EVENTS OR DEVELOPMENTS, WHICH MAY AFFECT THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

                               HAVEN BANCORP, INC.
              SELECTED FINANCIAL RATIOS AND SELECTED FINANCIAL DATA

SELECTED FINANCIAL RATIOS

                                                     Three Months Ended                     Nine Months Ended
                                                        September 30,                         September 30,
                                              ----------------------------------      -------------------------------
                                                   2000                1999               2000              1999
                                              ----------------     -------------      -------------     -------------
                                                        (annualized)                           (annualized)
Return on average assets                            0.94%               0.41%               0.64%           0.44%
Return on average assets
   excluding restructuring charges                  0.94                0.41                0.83            0.44
Return on average equity                           23.89               10.59               17.42            10.19
Return on average equity
   excluding restructuring charges                 23.89               10.59               22.73            10.19
Net interest spread                                 2.66                2.62                2.70            2.73
Net interest margin                                 2.68                2.68                2.74            2.78
Operating expenses to average assets(1)             2.12                2.73                2.39            2.95

 (1) For the purpose of this calculation, operating expenses equal non-interest expense excluding amortization of goodwill, real estate owned operations, net and non-performing loan expenses totaling $38,000 and $477,000 for the three months ended September 30, 2000 and 1999, respectively, and $231,000 and $1.0 million for the nine months ended September 30, 2000 and 1999, respectively. Also excluded from operating expenses are net restructuring charges of $6.9 million for the nine months ended September 30, 2000.

                                                             SEPTEMBER 30,                     DECEMBER 31,
                                                                  2000                             1999
                                                          ---------------------             -------------------
Stockholders' equity to total assets                              4.18%                            3.56%
Stockholders' equity per share                                  $13.23                           $11.73
Non-performing loans to total loans                               0.36%                            0.42%
Non-performing assets to total assets                             0.25                             0.27
Allowance for loan losses to non-performing loans               257.23                           216.56
Allowance for loan losses to total loans                          0.93                             0.92

SELECTED FINANCIAL DATA - RETAIL BRANCHES(1)
TRADITIONAL BRANCHES
8 Branches

September 30, 2000                           NUMBER                                    % OF TRADITIONAL
                                            OF ACCOUNTS           BALANCE              BRANCH DEPOSITS
                                            -----------           -------              ---------------
Total Deposits                              168,420           $1,227.0 billion
                                            -------           ----------------
         Checking                            67,346           $  165.0 million         13.5%
         Savings & Money Market              59,842           $  376.8 million         30.7%
         Certificates                        41,232           $  685.2 million         55.8%
Cost of deposits                                              4.04%
Fee income contribution(2)                                    $2.9 million

SUPERMARKET BRANCHES
62 Branches

September 30, 2000                           NUMBER                                    % OF SUPERMARKET
                                            OF ACCOUNTS           BALANCE              BRANCH DEPOSITS
                                            -----------           -------              ---------------
Total Deposits                              221,472           $929.3 million
                                            -------           --------------
         Checking                           122,871           $115.4 million           12.4%
         Savings & Money Market              70,103           $312.5 million           33.6%
         Certificates                        28,498           $501.4 million           54.0%
Cost of deposits                                              4.83%
Fee income contribution(2)                                    $5.7 million

(1) Excludes approximately $3.2 million of deposits held in the administrative branch.
(2) For the three months ended September 30, 2000.

                               HAVEN BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                      (In thousands, except per share data)

                                                         Three Months Ended             Nine Months Ended
                                                            September 30,                  September 30,
                                                            -------------                  -------------
                                                        2000            1999           2000            1999
                                                        ----            ----           ----            ----
INTEREST INCOME
Loans                                                 $ 34,798       $ 31,339        $103,328        $85,490
Mortgage-backed securities                              12,384         12,952          38,034         38,288
Money market investments                                   120             53             380            122
Debt and equity securities                               5,004          4,134          14,153          9,294
                                                      --------       --------        --------        -------
          Total Interest Income                         52,306         48,478         155,895        133,194
                                                      --------       --------        --------        -------

INTEREST EXPENSE
Deposits
     Savings accounts                                    4,203          5,114          13,220         14,798
     NOW accounts                                          192            428             863          1,171
     Money market accounts                                 543            430           1,715          1,289
     Certificate accounts                               17,725         13,554          49,377         37,378
Borrowed funds                                          10,633         10,400          32,299         25,880
                                                      --------       --------        --------        -------
          Total Interest Expense                        33,296         29,926          97,474         80,516
                                                      --------       --------        --------        -------

Net interest income before provision for loan losses    19,010         18,552          58,421         52,678
Provision for loan losses                                  596          1,035           1,746          2,590
                                                      --------       --------        --------        -------
Net interest income after provision for loan losses     18,414         17,517          56,675         50,088
                                                      --------       --------        --------        -------

NON-INTEREST INCOME
Loan fees and servicing income                             267            528             874          1,455
Mortgage banking income                                     86             97           1,341          3,042
Retail banking fees                                      5,911          4,472          16,587         11,416
Net gain on sales of interest-earning assets               146            111             271          1,680
Insurance, annuity and mutual fund fees                  2,384          2,231           6,805          6,374
Other                                                      190            170             426            487
                                                      --------       --------        --------        -------
          Total Non-Interest Income                      8,984          7,609          26,304         24,454
                                                      --------       --------        --------        -------

NON-INTEREST EXPENSE
Compensation and benefits                                8,375         10,917          27,954         32,884
Occupancy and equipment                                  3,106          3,482           9,871         10,265
REO operations, net                                        (22)           112            (119)           (72)
Federal deposit insurance premiums                         105            255             333           763
Restructuring charges                                        -              -           6,877             -
Other                                                    4,268          5,520          15,411         16,320
                                                      --------       --------        --------        -------
          Total Non-Interest Expense                    15,832         20,286          60,327         60,160
                                                      --------       --------        --------        -------

Income before income tax expense                        11,566          4,840          22,652         14,382
Income tax expense                                       4,555          1,890           8,455          5,504
                                                      --------       --------        --------        -------
Net income                                             $ 7,011        $ 2,950        $ 14,197        $ 8,878
                                                      ========       ========        ========        =======

Net income per common share:       Basic                $ 0.77         $ 0.34          $ 1.58         $ 1.02
                                                      ========       ========        ========        =======
                                   Diluted              $ 0.73         $ 0.32          $ 1.51         $ 0.97
                                                      ========       ========        ========        =======


Note: Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

                               HAVEN BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                      (In thousands, except for share data)

                                                                            September 30,             December 31,
                                                                                2000                      1999
                                                                       -----------------          ----------------
ASSETS
------
Cash and due from banks                                                     $    52,308               $    41,479
Money market investments                                                         15,100                     1,238
Securities available for sale                                                   903,750                   937,299
Loans held for sale                                                               1,425                    82,709
Federal Home Loan Bank of NY Stock                                               27,865                    27,865
Loans receivable:
      First mortgage loans                                                    1,855,282                 1,777,208
      Cooperative apartment loans                                                 5,233                     3,669
      Other loans                                                                21,421                    25,948
                                                                       -----------------          ----------------
Total loans receivable                                                        1,881,936                 1,806,825
Less allowance for loan losses                                                  (17,586)                  (16,699)
                                                                       -----------------          ----------------
      Loans receivable, net                                                   1,864,350                 1,790,126
Premises and equipment, net                                                      33,489                    35,928
Accrued interest receivable                                                      15,788                    15,825
Other assets                                                                     44,801                    33,381
                                                                       -----------------          ----------------
           Total Assets                                                     $ 2,958,876               $ 2,965,850
                                                                       =================          ================

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Liabilities
      Deposits                                                              $ 2,159,499               $ 2,080,613
      Borrowed funds                                                            652,228                   749,232
      Other liabilities                                                          23,561                    30,422
                                                                       -----------------          ----------------
           Total Liabilities                                                  2,835,288                 2,860,267
                                                                       -----------------          ----------------

Stockholders' Equity:
Preferred stock ($.01 par value, 2,000,000
      shares authorized, none issued)                                         -                          -
Common stock ($.01 par value, 30,000,000 shares
      authorized, 9,918,750 issued; 9,343,315 and
      9,000,237 outstanding at September 30, 2000 and
      December 31, 1999, respectively)                                              100                       100
Additional paid-in capital                                                       54,011                    52,336
Retained earnings, substantially restricted                                     101,937                    89,083
Accumulated other comprehensive loss:
      Unrealized loss on securities available-
      for-sale, net of tax effect                                               (24,170)                  (25,465)
Treasury stock, at cost (575,435 and 1,059,058 shares
      at September 30, 2000 and December 31, 1999, respectively)                 (6,641)                   (8,934)
Unallocated common stock held by ESOP                                              (726)                     (934)
Unearned common stock held by Bank's Recognition
      Plans and Trusts                                                             (206)                     (231)
Unearned compensation                                                              (717)                     (372)
                                                                       -----------------          ----------------
           Total Stockholders' Equity                                           123,588                   105,583
                                                                       -----------------          ----------------
                                                                       -----------------          ----------------
           Total Liabilities and Stockholders' Equity                       $ 2,958,876               $ 2,965,850
                                                                       =================          ================

Book value per share                                                        $     13.23               $     11.73
                                                                       =================          ================

                               HAVEN BANCORP, INC.
            CONSOLIDATED AVERAGE BALANCE SHEET - YIELD/RATE ANALYSIS
                             (Dollars in thousands)


                                                                                      For the
                                                                                 Three Months Ended
                                                                                 ------------------
                                                             September 30, 2000                          September 30, 1999
                                                             ------------------                          ------------------

                                                    Average                      Yield/        Average                       Yield/
                                                    Balance        Interest     Rate(1)        Balance         Interest      Rate(1)
                                                    -------        --------     -------        -------         --------      -------
ASSETS
------

Interest-earning assets
      Mortgage loans                              $1,860,302      $ 34,267       7.37%       $ 1,688,701        $30,615       7.25%
      Other loans                                     21,959           531       9.67             39,093            724       7.41
      Mortgage-backed securities                     691,076        12,384       7.17            800,778         12,952       6.47
      Money market investments                        13,169           120       3.63              2,717             53       7.80
      Debt and equity securities                     254,169         5,004       7.88            236,259          4,134       7.00
                                                  ----------      --------                   -----------        -------
           Total interest-earning assets           2,840,675        52,306       7.37          2,767,548         48,478       7.01
                                                                  --------                                      -------
Non-interest-earning assets                          135,661                                     138,167
                                                  ----------                                 -----------
           Total assets                           $2,976,336                                 $ 2,905,715
                                                  ==========                                 ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Interest-bearing liabilities
      Savings accounts                             $ 637,743       $ 4,203       2.62%       $   654,038        $ 5,114       3.13%
      Certificate accounts                         1,174,542        17,725       6.00          1,027,514         13,554       5.28
      NOW accounts                                   282,979           192       0.27            243,768            428       0.70
      Money market accounts                           64,989           543       3.34             55,249            430       3.11
      Borrowed funds                                 666,311        10,633       6.38            743,586         10,400       5.59
                                                  ----------      --------                   -----------        -------
           Total interest-bearing liabilities      2,826,564        33,296       4.71          2,724,155         29,926       4.39
                                                                  --------                                      -------
Other liabilities                                     32,387                                      70,176
                                                  ----------                                 -----------
           Total liabilities                       2,858,951                                   2,794,331
Stockholders' equity                                 117,385                                     111,384
                                                  ----------                                 -----------
           Total liabilities and
           stockholders' equity                   $2,976,336                                 $ 2,905,715
                                                  ==========                                 ===========


Net interest income                                               $ 19,010                                      $18,552
                                                                  ========                                      =======
Net interest spread                                                             2.66%                                        2.62%
                                                                              =======                                      =======
Net interest margin                                                             2.68%                                        2.68%
                                                                              =======                                      =======



(1) annualized

                               HAVEN BANCORP, INC.
            CONSOLIDATED AVERAGE BALANCE SHEET - YIELD/RATE ANALYSIS
                             (Dollars in thousands)


                                                                                      For the
                                                                                 Nine Months Ended
                                                                                 -----------------
                                                              September 30, 2000                         September 30, 1999
                                                              ------------------                         ------------------

                                                    Average                      Yield/        Average                      Yield/
                                                    Balance         Interest     Rate(1)       Balance         Interest     Rate(1)
                                                    -------         --------     -------       -------         --------     -------
ASSETS
------

Interest-earning assets
     Mortgage loans                              $ 1,850,670       $101,722      7.33%        $1,517,812       $83,130       7.30%
     Other loans                                      23,630          1,606      9.06             36,769         2,360       8.56
     Mortgage-backed securities                      713,503         38,034      7.11            784,139        38,288       6.51
     Money market investments                         10,349            380      4.90              2,149           122       7.57
     Debt and equity securities                      243,896         14,153      7.74            184,446         9,294       6.72
                                                 -----------       --------                   ----------       -------
           Total interest-earning assets           2,842,048        155,895      7.31          2,525,315       133,194       7.03
                                                                   --------                                    -------
Non-interest-earning assets                          124,931                                     150,900
                                                 -----------                                  ----------
           Total assets                          $ 2,966,979                                  $2,676,215
                                                 ===========                                  ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Interest-bearing liabilities
     Savings accounts                              $ 640,679        $13,220      2.76%         $ 622,453       $14,798       3.17%
     Certificate accounts                          1,148,443         49,377      5.74            950,846        37,378       5.24
     NOW accounts                                    277,462            863      0.42            234,998         1,171       0.66
     Money market accounts                            69,462          1,715      3.30             56,533         1,289       3.04
     Borrowed funds                                  685,069         32,299      6.29            629,823        25,880       5.48
                                                 -----------       --------                   ----------       -------
           Total interest-bearing liabilities      2,821,115         97,474      4.61          2,494,653        80,516       4.30
                                                                   --------                                    -------
Other liabilities                                     37,183                                      65,437
                                                 -----------                                  ----------
           Total liabilities                       2,858,298                                   2,560,090
Stockholders' equity                                 108,681                                     116,125
                                                 -----------                                  ----------
           Total liabilities and
           stockholders' equity                  $ 2,966,979                                  $2,676,215
                                                 ===========                                  ==========


Net interest income                                                 $58,421                                    $52,678
                                                                   ========                                    =======
Net interest spread                                                             2.70%                                       2.73%
                                                                              =======                                     =======
Net interest margin                                                             2.74%                                       2.78%
                                                                              =======                                     =======

(1) annualized

                               HAVEN BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                      (In thousands, except per share data)



                                                                          2000
                                                                          ----
                                                             3Q            2Q             1Q
                                                             --            --             --
INTEREST INCOME
---------------
Loans                                                     $34,798       $34,123       $ 34,407
Mortgage-backed securities                                 12,384        12,793         12,857
Money market investments                                      120           113            147
Debt and equity securities                                  5,004         4,822          4,326
                                                          -------       -------       --------
           Total Interest Income                           52,306        51,851         51,737
                                                          -------       -------       --------

INTEREST EXPENSE
----------------
Deposits
      Savings accounts                                      4,203         4,501          4,516
      NOW accounts                                            192           289            382
      Money market accounts                                   543           642            529
      Certificate accounts                                 17,725        16,081         15,571
Borrowed funds                                             10,633        10,519         11,147
                                                          -------       -------       --------
           Total Interest Expense                          33,296        32,032         32,145
                                                          -------       -------       --------

Net interest income before provision for loan losses       19,010        19,819         19,592
Provision for loan losses                                     596           585            565
                                                          -------       -------       --------
Net interest income after provision for loan losses        18,414        19,234         19,027
                                                          -------       -------       --------

NON-INTEREST INCOME
-------------------
Loan fees and servicing income                                267           342            264
Mortgage banking income                                        86           171          1,084
Retail banking fees                                         5,911         5,811          4,866
Net gain on sales of interest-earning assets                  146             -            126
Insurance, annuity and mutual fund fees                     2,384         2,252          2,169
Other                                                         190           141             94
                                                          -------       -------       --------
           Total Non-Interest Income                        8,984         8,717          8,603
                                                          -------       -------       --------

NON-INTEREST EXPENSE
--------------------
Compensation and benefits                                   8,375         8,541         11,037
Occupancy and equipment                                     3,106         3,156          3,609
REO operations, net                                           (22)           79           (176)       )
Federal deposit insurance premiums                            105           120            108
Restructuring (recoveries) charges                              -          (180)         7,057
Other                                                       4,268         5,304          5,840
                                                          -------       -------       --------
           Total Non-Interest Expense                      15,832        17,020         27,475
                                                          -------       -------       --------

Income before income tax expense                           11,566        10,931            155
Income tax expense                                          4,555         3,845             54
                                                          -------       -------       --------

Net income                                                $ 7,011       $ 7,086          $ 101
                                                          =======       =======       ========

Net income per common share:
                         Basic                             $ 0.77        $ 0.80         $ 0.01
                                                          =======       =======       ========
                         Diluted                           $ 0.73        $ 0.76         $ 0.01
                                                          =======       =======       ========

                                                                                 1999
                                                                                 ----
                                                              4Q            3Q           2Q            1Q
                                                              --            --           --            --
INTEREST INCOME
---------------
Loans                                                     $ 33,923     $ 31,339      $ 28,416      $ 25,735
Mortgage-backed securities                                  12,566       12,952        12,686        12,650
Money market investments                                        20           53            39            30
Debt and equity securities                                   4,160        4,134         3,095         2,065
                                                          --------     --------      --------      --------
           Total Interest Income                            50,669       48,478        44,236        40,480
                                                          --------     --------      --------      --------

INTEREST EXPENSE
----------------
Deposits
      Savings accounts                                       4,867        5,114         5,015         4,669
      NOW accounts                                             503          428           419           324
      Money market accounts                                    544          430           440           419
      Certificate accounts                                  14,891       13,554        12,071        11,753
Borrowed funds                                              11,585       10,400         8,371         7,109
                                                          --------     --------      --------      --------
           Total Interest Expense                           32,390       29,926        26,316        24,274
                                                          --------     --------      --------      --------

Net interest income before provision for loan losses        18,279       18,552        17,920        16,206
Provision for loan losses                                    1,035        1,035           880           675
                                                          --------     --------      --------      --------
Net interest income after provision for loan losses         17,244       17,517        17,040        15,531
                                                          --------     --------      --------      --------

NON-INTEREST INCOME
-------------------
Loan fees and servicing income                               1,285          528           422           505
Mortgage banking income                                        692           97           677         2,268
Retail banking fees                                          4,634        4,472         3,865         3,079
Net gain on sales of interest-earning assets                  (930)         111         1,234           335
Insurance, annuity and mutual fund fees                      1,885        2,231         2,168         1,975
Other                                                          211          170           182           135
                                                          --------     --------      --------      --------
           Total Non-Interest Income                         7,777        7,609         8,548         8,297
                                                          --------     --------      --------      --------

NON-INTEREST EXPENSE
--------------------
Compensation and benefits                                   11,803       10,917        10,927        11,040
Occupancy and equipment                                      2,723        3,482         3,439         3,344
REO operations, net                                           (148)         112           (33)         (151
Federal deposit insurance premiums                             302          255           254           254
Restructuring (recoveries) charges                               -            -             -             -
Other                                                        5,253        5,520         5,662         5,138
                                                          --------     --------      --------      --------
           Total Non-Interest Expense                       19,933       20,286        20,249        19,625
                                                          --------     --------      --------      --------

Income before income tax expense                             5,088        4,840         5,339         4,203
Income tax expense                                           1,359        1,890         2,011         1,603
                                                          --------     --------      --------      --------

Net income                                                 $ 3,729      $ 2,950       $ 3,328       $ 2,600
                                                          ========     ========      ========      ========

Net income per common share:
                         Basic                              $ 0.42       $ 0.34        $ 0.38        $ 0.30
                                                          ========     ========      ========      ========
                         Diluted                            $ 0.40       $ 0.32        $ 0.37        $ 0.29
                                                          ========     ========      ========      ========


Note: Certain reclassifications have been made to prior period amounts to conform to the current period presentation.


                                      -10-